SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for May 12, 2005

The BOC Group plc
Chertsey Road, Windlesham,
Surrey GU20 6HJ
England

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [X]          Form 40-F  [  ]

Enclosures:

A News Release dated 12 May 2005 announcing the Half Year Results for The BOC Group plc for the six months ended 31 March 2005.

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
INFORMATION SERVICE ON 12 MAY 2005
AT 7.03 HRS UNDER REF: PRNUK-1205050658-1FA8

FOR IMMEDIATE RELEASE

WINDLESHAM, 12 May 2005

The BOC Group results for the 6 months to 31 March 2005

'another quarter of double-digit earnings growth'
	1st half 2005	1st half 2004	2nd qtr 2005	2nd qtr 2004
Turnover	£2,331.2m	£2,253.3m	£1,151.9m	£1,125.1m
Operating profit	£291.1m	£273.8m	£144.8m	£137.0m
Earnings per share	41.2p	29.7p	24.7p	14.9p
Adjusted earnings per share (1)	33.4p	29.7p	16.9p	14.9p

This announcement is unaudited.

Highlights
•	Group turnover and operating profit increased for both the first six months and the second quarter. Adjusted earnings per share were up 14 per cent for the first six months and up 13 per cent for the second quarter (note 2).

•	Results from Process Gas Solutions benefited from generally strong demand in Asia and from the acquisition of an increased share of the Cantarell nitrogen joint venture in Mexico.
•	The disposal of the US packaged gas business depressed turnover of Industrial and Special Products but led to significantly better operating profit.
•	In the second quarter, semiconductor equipment demand remained stable, leading to second quarter operating profit for BOC Edwards below the level of a year ago but similar to that of the previous quarter.

1 'Adjusted' means excluding exceptional items.
2 Comparisons are made with the same period a year ago at constant exchange rates.

Chief executive, Tony Isaac said,
'Once again BOC is able to report double-digit earnings per share growth, a strong cash flow performance and a further improvement in return on capital. Our global gases businesses are performing well – particularly in Asia where BOC's strong presence is benefiting from continued growth of demand. The progress of our Process Gas Solutions business is supported by new projects scheduled for completion over the next two years and the improved performance of our Industrial and Special Products business has been further enhanced by the elimination of underperforming businesses.'

The BOC Group results for the 6 months to 31 March 2005
	2005	2004	change as reported	at constant exchange rates	[2]

Excl. exceptional items [1]

6 months to 31 March
Turnover	£2,331.2m	£2,253.3m	+ 3%	+ 5%
Adjusted operating profit	£291.1m	£273.8m	+ 6%	+ 7%
Adjusted profit before tax	£262.6m	£234.9m	+ 12%	+ 12%
Adjusted earnings per share	33.4p	29.7p	+ 12%	+ 14%

2nd quarter to 31 March
Turnover	£1,151.9m	£1,125.1m	+ 2%	+ 1%
Adjusted operating profit	£144.8m	£137.0m	+ 6%	+ 4%
Adjusted profit before tax	£130.6m	£118.2m	+ 11%	+ 9%
Adjusted earnings per share	16.9p	14.9p	+ 14%	+ 13%

Statutory results

6 months to 31 March
Turnover	£2,331.2m	£2,253.3m	+ 3%	+ 5%
Operating profit	£291.1m	£273.8m	+ 6%	+ 7%
Profit before tax	£359.9m	£234.9m	+ 53%	+ 54%
Earnings per share	41.2p	29.7p	+ 39%	+ 40%

2nd quarter to 31 March
Turnover	£1,151.9m	£1,125.1m	+ 2%	+ 1%
Operating profit	£144.8m	£137.0m	+ 6%	+ 4%
Profit before tax	£227.9m	£118.2m	+ 93%	+ 89%
Earnings per share	24.7p	14.9p	+ 66%	+ 64%

Notes
1.	Results excluding exceptional items are used by management to measure performance. They are shown in order to reveal business trends more clearly than statutory results, which include such items.
2.	In order to show underlying business trends, results are also compared at constant exchange rates to eliminate the effects of translating overseas results into sterling at varying rates.
3.	Full statutory results are on pages 9 to 18.

BUSINESS SEGMENT RESULTS
All comparisons that follow are on the basis of constant exchange rates.
Comparisons are made with the same period a year ago unless stated otherwise.

	6 months to 31 March 2005				Fiscal second quarter
Business segments £ million	Turnover		Operating profit		Turnover		Operating profit

Process Gas Solutions	702.9	+ 15%	99.8	+ 11%	349.5	+ 14%	50.7	+ 11%
Industrial and Special Products	838.1	- 5%	142.2	+ 7%	408.0	- 7%	68.2	+ 9%
BOC Edwards	405.6	+ 9%	18.5	+ 9%	201.4	- 2%	9.0	- 20%
Afrox hospitals	231.6	+ 7%	30.7	+ 11%	119.6	+ 4%	17.8	+ 2%
Gist	153.0	+ 4%	12.3	+ 1%	73.4	+ 6%	6.2	+ 1%
Corporate			(12.4)				(7.1)
Group total	2,331.2	+ 5%	291.1	+ 7%	1,151.9	+ 1%	144.8	+ 4%

PROCESS GAS SOLUTIONS (PGS)
Turnover and operating profit increased for the second quarter and for the first six months as a result of generally strong demand in Asia. At the same time turnover was also raised by changes to the terms of a supply scheme contract in the US and by increased prices to recover higher energy costs in the UK. In aggregate these two factors added some 3 per cent to second quarter turnover without a corresponding increase in operating profit. Results were also boosted by BOC's acquisition of an additional share of the Cantarell nitrogen joint venture with effect from September 2004.

In north America, the tonnage business remained strong, as did merchant demand for oxygen and for nitrogen in the food sector. Carbon dioxide volumes for enhanced oil recovery continued to increase but sales to the food sector in the Midwest remained under competitive pressure.

UK turnover was up in the second quarter and for the first six months, largely as a result of recovering increased power and feedstock costs in selling prices. Strong tonnage volumes offset slightly weaker demand in the merchant market.

There was increased demand from chemical and steel customers in Korea and in south and south east Asia demand remained strong in most markets, especially in the steel sector in India.

The BOC-led joint venture supplying nitrogen to pressurize the Cantarell oilfield in Mexico continued to perform well throughout the second quarter. The project to add a fifth production module to increase nitrogen output by 25 per cent in 2007 is proceeding as planned.

During April 2005 BOC announced that it will be investing approximately US$40 million in equipment and pipelines in order to supply hydrogen to Premcor's 170,000 barrel-per-day oil refinery at Lima, Ohio, and to other customers in the area. The plant is scheduled to start supplying hydrogen for Premcor's production of cleaner-burning low-sulphur fuels in the second quarter of 2006.

INDUSTRIAL AND SPECIAL PRODUCTS (ISP)
Turnover was down for the second quarter and for the first six months as a result of the disposal of Unique Gas & Petrochemicals PCL in Thailand in December 2004 and the US packaged gas business at the end of July 2004. However, after adjusting for these disposals, turnover was up 6 per cent for the second quarter. Operating profit was significantly better for both the second quarter and for the first six months as the overall performance of the business was enhanced by the disposal of these underperforming areas.

Turnover increased in Europe during the second quarter and for the first six months. This growth was driven in the UK by the introduction of new medical gas cylinders and by increased sales of special gases following the acquisition of Calor's UK propellants and environmentally-friendly refrigerants business (CARE products) at the end of January 2005. Sales of welding equipment and medical gases increased in Poland while volume and price trends were favourable in Ireland during the second quarter.

Following the disposal of the US packaged gas business at the end of July 2004, the profit performance in north America was significantly better despite lower turnover. Incremental revenues came principally from new helium business and from buoyant demand in western Canada from the oil and gas sector.

Some slowdown of growth in the Australian economy led to slightly lower gas volumes in the south Pacific region in the second quarter but this was more than offset by strong sales of safety equipment and firmer prices.

BOC has announced that it will construct a helium plant at Darwin to begin production in 2007. This plant will be the first in Australia and will be capable of processing 150 million cubic feet a year to supply helium in Australia and nearby markets.

In Africa, manufacturing activity has begun to recover despite the continued strength of the South African rand. The second quarter performance was boosted by better recovery of LPG (liquefied petroleum gas) feedstock costs in selling prices and by a pick-up in sales of AfroxPac emergency oxygen kits.

BOC EDWARDS
Turnover and operating profit were lower than a year ago for both the second quarter and for the first six months. Second quarter results were at a similar level to the previous quarter.

Order intake in the second quarter was up on the first quarter but this was because of the irregular timing of significant orders for flat panel display equipment. Demand for bulk gases, electronic materials and services was stable compared with the first quarter of fiscal 2005.

Indications of the investment intentions of major semiconductor and flat panel display manufacturers remain mixed at this stage. Some are maintaining or even accelerating capital investment while others are delaying expansion plans.

The weakness of the US dollar continued to have an adverse effect on margins as a major proportion of sales are denominated in dollars while the bulk of BOC Edwards' manufacturing costs remain in sterling. The operating profit for the second quarter of 2005 would have been approximately £2 million more at the exchange rates of a year ago.

AFROX HOSPITALS
The disposal of Afrox Healthcare Limited to a consortium led by two black empowerment investors was completed on 22 March 2005. African Oxygen Limited (AOL), BOC's subsidiary in South Africa, retains a 20 per cent interest in the new company. The gain on the disposal was recognised as an exceptional item during the second quarter.

The disposal proceeds have been received by AOL and will be distributed to The BOC Group and AOL minority shareholders in June 2005.

GIST
Turnover was up for both the second quarter and for the first six months mainly as a result of increased volumes of business with Marks & Spencer, Carlsberg UK and Ocado as well as the growth of Gist's Spalding operations. Operating profit was similar to a year ago in the second quarter and marginally up for the first six months, despite absorbing higher pension costs.

EXCEPTIONAL ITEMS
The disposal of Afrox Healthcare Limited to a consortium led by two black empowerment groups was completed on 22 March 2005. The £87 million profit on disposal was recognised as a non-operating exceptional item in the second quarter.

BOC has sold the majority of its shareholding in the US beverage dispense company NuCo2 Inc. The profit on disposal was similarly recognised in the second quarter. BOC continues to supply NuCo2's carbon dioxide requirements.

IMPACT OF EXCHANGE RATES
The effect of exchange rate movements on the comparison of results was favourable in the second quarter but remained negative for the first six months as a whole. Translation of US dollar results, which had been negative in the first quarter, was almost neutral in the second quarter while the impact of the South African rand exchange rate became more positive.

Foreign currency translation was over £11 million positive to turnover in the second quarter but nearly £28 million negative for the first six months. The corresponding effects on operating profit were £2.2 million positive for the second quarter and £1.8 million negative for the first six months.

CASH FLOW, BORROWINGS AND TAX
Operating cash flow for the six months to 31 March 2005 was £252.4 million. After a weak first quarter this year, partly attributable to the earlier payment of creditors in the Afrox hospitals business as a result of new health care legislation in South Africa, operating cash flow in the second quarter was stronger than in the same period a year ago. Cash movements in trade working capital in the three months to 31 March 2005 were positive.

BOC's success in winning new supply scheme projects began to be reflected in increased investment. Capital expenditure and financial investment activities resulted in an outflow of £118.6 million in the six months to 31 March 2005. In the month of March 2005, this included the benefit of some £18 million from proceeds from the disposal of the Group's equity investment in NuCo2 Inc in the US.

Net cash inflows from acquisitions and disposals totalled £157.6 million for the six months to 31 March 2005. In the same period last year, there was no significant acquisition or disposal activity. In March 2005, the Group's South African subsidiary concluded the transaction to dispose of its majority shareholding in the Afrox hospitals business. This had a positive impact of some £163 million on the cash flow in the three months to 31 March 2005.

Net cash inflow for the six months to 31 March 2005 was £130.6 million.

Net borrowings at 31 March 2005 were £778.2 million, the lowest level for a number of years. However there will be an outflow of some £95 million in June 2005 as minority shareholders in African Oxygen Limited receive their share of proceeds following the disposal of Afrox Healthcare Limited.

Gearing ratios at 31 March 2005 were 25.4 per cent for net debt / capital employed and 40.5 per cent for net debt / equity, compared with 29.9 per cent and 51.2 per cent respectively at 30 September 2004.

Net interest on net debt was covered 7.8 times by operating profit for the 6 months to 31 March 2005. The corresponding figure for the same period last year was 5.9 times. For the financial year ended 30 September 2004, net interest on net debt was covered 6.3 times.

Adjusted return on capital employed (excluding exceptional items) was 16.6 per cent, compared with 16.1 per cent at 31 December 2004 and 15.4 per cent at 30 September 2004. Return on capital employed was 16.1 per cent compared with 15.6 per cent at 31 December 2004 and 14.9 per cent at 30 September 2004.

The effective rate of tax on adjusted profit for the six months to 31 March 2005 was 27 per cent and this is the rate now expected for the year to 30 September 2005. It compares with 29 per cent for the same period last year and 29 per cent for the financial year ended 30 September 2004.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
The BOC Group will first report under IFRS for the first quarter of the fiscal year to 30 September 2006. Until then, financial results will continue to be reported under UK GAAP. Shortly before the first result under IFRS is announced, in February 2006, BOC plans to release restated results under IFRS for the four quarters and fiscal year to 30 September 2005 to facilitate comparisons on the new basis.

Early evaluations suggest that the net impact of the accounting changes on the Group's trading results is unlikely to be significant.

DIVIDENDS
Ordinary shareholders
A second interim dividend of 25.3p will be paid on 1 August 2005 to shareholders on the register on 1 July and the shares will be quoted 'ex dividend' on 29 June. Taken together with the 15.9p first interim dividend paid on 1 February 2005, this represents an increase of 3 per cent on the annual dividend of the previous year.

The BOC Dividend Reinvestment Plan will be available to shareholders whose applications have been received by Lloyds TSB Registrars by 11 July. Any revocations must be received by the same date.

American Depositary Receipt (ADR) holders
The second interim dividend will be paid on 8 August 2005 to holders of sponsored ADRs registered on 1 July. The ADRs will be quoted 'ex dividend' on the New York Stock Exchange on 29 June. The Global Invest Direct Plan will be available to ADR holders.

OUTLOOK
Assuming that semiconductor and flat panel display equipment demand remains at a similar level to that of the first half of fiscal 2005, BOC Edwards' operating profit is expected to remain stable during the balance of this year. The outlook for BOC's global gases business remains positive. Good progress is being made in Industrial and Special Products, with manufacturing recovery in South Africa offsetting a weaker economic trend in Australia. At the same time the disposal of the packaged gas business in the US has enabled a significant improvement in profit performance. Prospects for the Process Gas Solutions business are supported by new projects to be commissioned over the next two years.

Cautionary statement
This News Release and in particular the section headed Outlook contain statements which are, or may be, forward-looking statements under United States securities laws. These include, without limitation, those concerning: The BOC Group's strategies; its research and product development and information technology; its investments; the commencement of operations of new plant and other facilities; efficiencies, including cost savings, for the Group resulting from business reviews and reorganisations; management's view of the general development of, and competition in, the economies and markets in which the Group does, or plans to do business; management's view of the competitiveness of the Group's products and services; and its liquidity, capital resources and capital expenditure.

Although The BOC Group believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic conditions, changes in the level of capital investment by the semiconductor industry, success of business and operating initiatives and restructuring objectives, changes in the regulatory environment, outcome of litigation, other government actions, natural phenomena such as floods and earthquakes, customer strategies and stability, and fluctuations in interest and exchange rates.

Notes for editors
The BOC Group is one of the largest and most global of the world's leading gases companies. Serving two million customers in more than 50 countries, BOC employs 30,000 people and had annual sales of nearly £4.6 billion in 2004.

BOC is organised into three global lines of business – aligning the organisation directly to its customers.

Process Gas Solutions (PGS) provides tailored solutions to the process needs of the largest customers, primarily in industries such as oil refining, chemicals and steel. The result is the dedicated supply of gases by pipeline (tonnage), from on-site production units, or in liquid form by tanker (merchant market). PGS works globally, wherever the world's largest companies do business.

Industrial and Special Products (ISP) serves customers who need smaller volumes of gas, mostly delivered in cylinders. It offers a range of gases, products and services for cutting and welding metals, and for a host of customers in the medical, hospitality and scientific markets. ISP also has a significant liquefied petroleum gas (LPG) business in certain countries.

BOC Edwards is synonymous with the semiconductor industry, supplying gases, equipment and services to one of the world's most challenging industries. A world leader in vacuum technology, BOC Edwards supplies vacuum pumps and systems for chemical, pharmaceutical, metallurgical and scientific applications.

BOC also has a specialised logistics operation, Gist, a logistics company specialising in a range of supply chain solutions, which serves a number of major customers including Marks & Spencer, Carlsberg UK and Woolworths.

Print quality images of Tony Isaac, chief executive of The BOC Group and René Médori, finance director, may be downloaded directly from our photo library on the NewsCast website at: http://www.newscast.co.uk To access the library, simply register your details with that website.

More detailed presentation material will be made available on The BOC Group investor relations website www.boc.com/ir under Annual and Quarterly Reports.

Contact:	Christopher Marsay – Director, Investor Relations
01276 477222 (International +44 1276 477222)

GROUP RESULTS
6 MONTHS TO 31 MARCH 2005

	6 months to 31 Mar 2005			6 months to 31 Mar 2004			Year to 30 Sep 2004

	Before excep items	Excep items	After excep items	Before excep items	Excep items	After excep items	Before excep items	Excep items	After excep items

	£m	£m	£m	£m	£m	£m	£m	£m	£m

TURNOVER, including share of joint ventures and associates	2,331.2	-	2,331.2	2,253.3	-	2,253.3	4,599.3	-	4,599.3
Less:
Share of joint ventures	346.4	-	346.4	311.5	-	311.5	647.0	-	647.0
Share of associates	36.1	-	36.1	35.5	-	35.5	66.9	-	66.9

Turnover	1,948.7	-	1,948.7	1,906.3	-	1,906.3	3,885.4	-	3,885.4

Operating profit of subsidiary undertakings	232.7	-	232.7	221.5	-	221.5	464.4	(14.8)	449.6
Share of operating profit of joint ventures	51.7	-	51.7	46.9	-	46.9	99.4	(2.6)	96.8
Share of operating profit of associates	6.7	-	6.7	5.4	-	5.4	13.1	-	13.1

Total operating profit including share of joint ventures and associates	291.1	-	291.1	273.8	-	273.8	576.9	(17.4)	559.5
Profit/(loss) on disposal of businesses	-	86.8	86.8	-	-	-	-	(79.5)	(79.5)
Profit on disposal of fixed assets	-	10.5	10.5	-	-	-	-	4.9	4.9

Profit on ordinary activities before interest	291.1	97.3	388.4	273.8	-	273.8	576.9	(92.0)	484.9
Interest on net debt	(37.5)	-	(37.5)	(46.8)	-	(46.8)	(88.4)	-	(88.4)
Interest on pension scheme liabilities	(64.6)	-	(64.6)	(59.1)	-	(59.1)	(117.4)	-	(117.4)
Expected return on pension scheme assets	73.6	-	73.6	67.0	-	67.0	133.2	-	133.2
Other net financing income	9.0	-	9.0	7.9	-	7.9	15.8	-	15.8

PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	262.6	97.3	359.9	234.9	-	234.9	504.3	(92.0)	412.3
Tax (note 5)	(70.9)	(31.9)	(102.8)	(68.1)	-	(68.1)	(146.2)	44.5	(101.7)

Profit on ordinary activities after tax	191.7	65.4	257.1	166.8	-	166.8	358.1	(47.5)	310.6
Minority interests	(26.5)	(27.2)	(53.7)	(20.4)	-	(20.4)	(46.6)	-	(46.6)

PROFIT FOR THE PERIOD	165.2	38.2	203.4	146.4	-	146.4	311.5	(47.5)	264.0
Dividends	(78.6)	-	(78.6)	(76.3)	-	(76.3)	(197.3)	-	(197.3)

Surplus for the period	86.6	38.2	124.8	70.1	-	70.1	114.2	(47.5)	66.7

Earnings per share (note 6)
- basic	33.4p	7.8p	41.2p	29.7p	-	29.7p	63.2p	(9.7)p	53.5p
- diluted	33.3p	7.8p	41.1p	29.7p	-	29.7p	63.1p	(9.6)p	53.5p

GROUP RESULTS
3 MONTHS TO 31 MARCH 2005

	3 months to 31 Mar 2005			3 months to 31 Mar 2004

	Before exceptional items	Exceptional items	After exceptional items	Before exceptional items	Exceptional items	After exceptional items

	£million	£million	£million	£million	£million	£million

TURNOVER, including share of joint ventures and associates	1,151.9	-	1,151.9	1,125.1	-	1,125.1
Less: Share of joint ventures	168.1	-	168.1	151.6	-	151.6
Share of associates	15.7	-	15.7	12.7	-	12.7

Turnover	968.1	-	968.1	960.8	-	960.8

Operating profit of subsidiary undertakings	115.1	-	115.1	112.3	-	112.3
Share of operating profit of joint ventures	26.0	-	26.0	22.1	-	22.1
Share of operating profit of associates	3.7	-	3.7	2.6	-	2.6

Total operating profit including share of joint ventures and associates	144.8	-	144.8	137.0	-	137.0
Profit on disposal of businesses	-	86.8	86.8	-	-	-
Profit on disposal of fixed assets	-	10.5	10.5	-	-	-

Profit on ordinary activities before interest	144.8	97.3	242.1	137.0	-	137.0
Interest on net debt	(18.7)	-	(18.7)	(22.6)	-	(22.6)
Interest on pension scheme liabilities	(32.3)	-	(32.3)	(29.3)	-	(29.3)
Expected return on pension scheme assets	36.8	-	36.8	33.1	-	33.1
Other net financing income	4.5	-	4.5	3.8	-	3.8

PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	130.6	97.3	227.9	118.2	-	118.2
Tax (note 5)	(32.6)	(31.9)	(64.5)	(34.3)	-	(34.3)

Profit on ordinary activities after tax	98.0	65.4	163.4	83.9	-	83.9
Minority interests	(14.2)	(27.2)	(41.4)	(10.3)	-	(10.3)

PROFIT FOR THE PERIOD	83.8	38.2	122.0	73.6	-	73.6

Earnings per share (note 6)
- basic	16.9p	7.8p	24.7p	14.9p	-	14.9p
- diluted	16.8p	7.8p	24.6p	14.9p	-	14.9p

GROUP BALANCE SHEET
AT 31 MARCH 2005

	At 31 Mar 2005	At 31 Mar 2004	At 30 Sep 2004

	£million	£million	£million

Fixed assets
– Intangible assets	142.4	191.9	174.9
– Tangible assets	2,451.4	2,739.6	2,618.4
– Joint ventures, associates and other investments	577.4	566.2	548.2

	3,171.2	3,497.7	3,341.5

Current assets	1,328.6	1,266.0	1,255.3
Creditors: amounts falling due within one year	(1,079.4)	(1,125.4)	(1,134.7)

Net current assets	249.2	140.6	120.6

Total assets less current liabilities	3,420.4	3,638.3	3,462.1
Creditors: amounts falling due after more than one year	(889.2)	(1,161.6)	(963.2)
Provisions for liabilities and charges	(350.6)	(373.1)	(345.2)

Total net assets excluding pension assets and liabilities	2,180.6	2,103.6	2,153.7
Pension assets	70.7	49.1	68.9
Pension liabilities	(331.8)	(328.5)	(344.5)

Total net assets including pension assets and liabilities	1,919.5	1,824.2	1,878.1

Shareholders' capital and reserves	1,797.7	1,640.9	1,675.3
Minority shareholders' interests	121.8	183.3	202.8

Total capital and reserves	1,919.5	1,824.2	1,878.1

GROUP CASH FLOW STATEMENT
6 MONTHS TO 31 MARCH 2005

	6 months to 31 Mar 2005	6 months to 31 Mar 2004	Year to 30 Sep 2004

	£million	£million	£million

TOTAL OPERATING PROFIT before exceptional items	291.1	273.8	576.9
Depreciation and amortisation	155.1	165.7	324.0
Net retirement benefits charge less contributions	(6.1)	(4.4)	(15.9)
Operating profit before exceptional items of joint ventures	(51.7)	(46.9)	(99.4)
Operating profit before exceptional items of associates	(6.7)	(5.4)	(13.1)
Changes in working capital and other items	(119.2)	(101.1)	(2.1)
Exceptional cash flows	(10.1)	(4.6)	(11.9)

NET CASH INFLOW FROM OPERATING ACTIVITIES	252.4	277.1	758.5

DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES	16.3	28.8	79.1

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(45.9)	(44.7)	(91.2)

TAX PAID	(52.6)	(44.9)	(98.2)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(118.6)	(106.4)	(204.2)

ACQUISITIONS AND DISPOSALS	157.6	5.3	92.5

EQUITY DIVIDENDS PAID	(78.6)	(76.3)	(197.3)

NET CASH INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING	130.6	38.9	339.2

GROUP CASH FLOW STATEMENT
3 MONTHS TO 31 MARCH 2005

	3 months to 31 Mar 2005	3 months to 31 Mar 2004

	£million	£million

TOTAL OPERATING PROFIT before exceptional items	144.8	137.0
Depreciation and amortisation	77.2	81.5
Net retirement benefits charge less contributions	(3.4)	(1.7)
Operating profit before exceptional items of joint ventures	(26.0)	(22.1)
Operating profit before exceptional items of associates	(3.7)	(2.6)
Changes in working capital and other items	(6.0)	(26.7)
Exceptional cash flows	(3.8)	(1.2)

NET CASH INFLOW FROM OPERATING ACTIVITIES	179.1	164.2

DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES	15.0	27.3

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(22.5)	(30.0)

TAX PAID	(38.5)	(25.8)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(63.7)	(51.6)

ACQUISITIONS AND DISPOSALS	134.5	5.4

EQUITY DIVIDENDS PAID	(78.6)	(76.3)

NET CASH INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING	125.3	13.2

TOTAL RECOGNISED GAINS AND LOSSES
6 MONTHS TO 31 MARCH 2005

	6 months to 31 Mar 2005	6 months to 31 Mar 2004	Year to 30 Sep 2004

	£million	£million	£million

Profit for the period	203.4	146.4	264.0
Actuarial loss recognised on the pension schemes	-	-	(2.2)
Movement on deferred tax relating to actuarial loss on pensions	-	-	(8.1)
Movement on current tax relating to actuarial loss on pensions	-	-	3.2
Exchange translation effect on:
- results for the period	(2.3)	(1.6)	(0.6)
- foreign currency net investments	(13.3)	(118.7)	(100.4)

Total recognised gains and losses for the period	187.8	26.1	155.9

There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before tax for any of the above periods.

MOVEMENT IN SHAREHOLDERS' FUNDS
6 MONTHS TO 31 MARCH 2005

	6 months to 31 Mar 2005	6 months to 31 Mar 2004	Year to 30 Sep 2004

	£million	£million	£million

Profit for the period	203.4	146.4	264.0
Dividends	(78.6)	(76.3)	(197.3)

	124.8	70.1	66.7
Other recognised gains and losses	(15.6)	(120.3)	(108.1)
Reversal of goodwill in total recognised gains and losses on disposal of subsidiaries	1.0	-	15.3
Shares issued	14.2	2.0	8.7
Consideration paid for the purchase of own shares held in an ESOP trust	(7.1)	-	-
Consideration received for the sale of own shares held in an ESOP trust	2.2	1.7	2.5
Credit in respect of employee share schemes	2.9	0.7	3.5

Net increase/(decrease) in shareholders' funds for the period	122.4	(45.8)	(11.4)
Shareholders' funds - at 1 October	1,675.3	1,686.7	1,686.7

Shareholders' funds - at period end	1,797.7	1,640.9	1,675.3

NOTES TO THE ACCOUNTS

1.

Basis of preparation
The results for the 6 months to 31 March 2005 have been prepared on an accounting basis consistent with that applied in the financial year to 30 September 2004.

Financial information for the year to 30 September 2004 has been based on the full Group accounts for that period. The 2004 accounts received an unqualified audit report and have been delivered to the Registrar of Companies. The results for the 6 months to 31 March 2005 are unaudited.

2.

Exchange rates
The majority of the Group's operations are located outside the UK and operate in currencies other than sterling. Profit and loss and other period statements of the Group's overseas operations are translated at average rates of exchange for the period. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the period end.

The rates of exchange to sterling for the currencies which principally affected the Group's results were as follows:

	6 months to 31 Mar 2005	6 months to 31 Mar 2004	Year to 30 Sep 2004

Average rates:
- US dollar	1.88	1.77	1.79
- Australian dollar	2.45	2.39	2.47
- Japanese yen	197.40	191.32	195.17
- South African rand	11.31	11.96	11.85
Period end rates:
- US dollar	1.89	1.84	1.81
- Australian dollar	2.44	2.41	2.50
- Japanese yen	202.11	191.20	199.44
- South African rand	11.76	11.58	11.72

3.	Segmental information
	a)	Turnover, by business and by region, for the 6 months to 31 March 2005 was as follows:

	6 months to 31 Mar 2005	6 months to 31 Mar 2004	Year to 30 Sep 2004

	£million	£million	£million

Business analysis:
Process Gas Solutions	702.9	628.8	1,275.2
Industrial and Special Products	838.1	892.0	1,782.3
BOC Edwards	405.6	380.2	816.5
Afrox hospitals	231.6	204.9	432.1
Gist	153.0	147.4	293.2

Continuing operations	2,331.2	2,253.3	4,599.3

Regional analysis:
Europe	645.3	605.3	1,224.6
Americas	581.0	603.5	1,218.3
Africa	381.1	329.7	699.0
Asia/Pacific	723.8	714.8	1,457.4

Continuing operations	2,331.2	2,253.3	4,599.3

b)	Adjusted operating profit and operating profit, by business and by region, for the 6 months to 31 March 2005 were as follows:

	6 months to 31 Mar 2005		6 months to 31 Mar 2004		Year to 30 Sep 2004

	Adjusted operating profit	Operating profit	Adjusted operating profit	Operating profit	Adjusted operating profit	Operating profit

	£million	£million	£million	£million	£million	£million

Business analysis:
Process Gas Solutions	99.8	99.8	92.4	92.4	190.3	189.5
Industrial and Special Products	142.2	142.2	133.4	133.4	269.5	253.9
BOC Edwards	18.5	18.5	17.3	17.3	47.8	46.8
Afrox hospitals	30.7	30.7	26.1	26.1	59.8	59.8
Gist	12.3	12.3	12.2	12.2	25.1	25.1
Corporate	(12.4)	(12.4)	(7.6)	(7.6)	(15.6)	(15.6)

Continuing operations	291.1	291.1	273.8	273.8	576.9	559.5

Regional analysis:
Europe	74.9	74.9	70.6	70.6	155.4	155.4
Americas	45.3	45.3	39.2	39.2	77.4	62.6
Africa	60.1	60.1	51.9	51.9	108.9	108.9
Asia/Pacific	110.8	110.8	112.1	112.1	235.2	232.6

Continuing operations	291.1	291.1	273.8	273.8	576.9	559.5

c)	Turnover, adjusted operating profit and operating profit, by business and by region, for the 3 months to 31 March 2005 were as follows:

	3 months to 31 Mar 2005			3 months to 31 Mar 2004

	Turnover	Adjusted operating profit	Operating profit	Turnover	Adjusted operating profit	Operating profit

	£million	£million	£million	£million	£million	£million

Business analysis:
Process Gas Solutions	349.5	50.7	50.7	307.9	45.7	45.7
Industrial and Special Products	408.0	68.2	68.2	437.3	61.9	61.9
BOC Edwards	201.4	9.0	9.0	205.2	11.3	11.3
Afrox hospitals	119.6	17.8	17.8	105.5	16.1	16.1
Gist	73.4	6.2	6.2	69.2	6.1	6.1
Corporate	-	(7.1)	(7.1)	-	(4.1)	(4.1)

Continuing operations	1,151.9	144.8	144.8	1,125.1	137.0	137.0

Regional analysis:
Europe	325.6	35.7	35.7	308.4	35.2	35.2
Americas	285.7	23.4	23.4	298.7	20.1	20.1
Africa	191.4	30.4	30.4	164.0	25.5	25.5
Asia/Pacific	349.2	55.3	55.3	354.0	56.2	56.2

Continuing operations	1,151.9	144.8	144.8	1,125.1	137.0	137.0

Adjusted means excluding exceptional items.

4.	Exceptional items

	6 months to 31 Mar 2005	6 months to 31 Mar 2004	Year to 30 Sep 2004

	£million	£million	£million

Restructuring costs	-	-	(17.4)

Total operating exceptional items	-	-	(17.4)

Profit/(loss) on disposal of businesses	86.8	-	(79.5)
Profit on disposal of fixed assets	10.5	-	4.9

Total non-operating exceptional items	97.3	-	(74.6)

In March 2005, the Group's South African subsidiary disposed of its majority shareholding in the Afrox hospitals business. The profit on disposal of £86.8 million has been recognised as a non-operating exceptional item.

5.	Tax

	6 months to 31 Mar 2005	6 months to 31 Mar 2004	Year to 30 Sep 2004

	£million	£million	£million

Subsidiary undertakings	(89.7)	(55.4)	(75.9)
Share of joint ventures	(12.0)	(11.6)	(23.5)
Share of associates	(1.1)	(1.1)	(2.3)

Tax on profit on ordinary activities	(102.8)	(68.1)	(101.7)

Overseas tax included in the tax on profit on ordinary activities above was:	(90.0)	(56.1)	(71.5)

The tax charge includes a (charge)/credit in respect of:
Operating exceptional items	-	-	18.9
Non-operating exceptional items	(31.9)	-	25.6

Tax on exceptional items	(31.9)	-	44.5

6.	Earnings per share

	6 months to 31 Mar 2005	6 months to 31 Mar 2004	Year to 30 Sep 2004

	£million	£million	£million

Amounts used in computing the earnings per share:
Earnings attributable to ordinary shareholders for the period	203.4	146.4	264.0
Adjustment for exceptional items	(38.2)	-	47.5

Adjusted earnings before exceptional items	165.2	146.4	311.5

	6 months to 31 Mar 2005	6 months to 31 Mar 2004	Year to 30 Sep 2004

	million	million	million

Average number of 25p ordinary shares:
Average issued share capital	499.5	497.8	498.2
Less: average own shares held in trust	(5.3)	(5.3)	(5.2)

Basic	494.2	492.5	493.0
Add: dilutive share options	1.1	0.5	0.8

Diluted	495.3	493.0	493.8

7.	Reconciliation of net cash flow to movement in net debt

	6 months to 31 Mar 2005	6 months to 31 Mar 2004	Year to 30 Sep 2004

	£million	£million	£million

Net borrowings and finance leases – at 1 October	(962.4)	(1,368.1)	(1,368.1)
Net cash inflow	130.6	38.9	339.2
Issue of shares	13.4	3.7	12.4
Net borrowings assumed at acquisition	(1.4)	(4.5)	(4.7)
Net borrowings eliminated on disposal	22.2	-	-
Inception of finance leases	-	-	(0.2)
Exchange adjustment	19.4	52.0	59.0

Net borrowings and finance leases – at period end	(778.2)	(1,278.0)	(962.4)

8.	Contingent liabilities
There has been no material change in contingent liabilities and legal proceedings since 30 September 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2005
By: /s/ Sarah Larkins Name: Sarah Larkins Title: Assistant Company Secretary